UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33355 / January 29, 2019

In the Matter of	:
	:
THAI FUND, INC.	:
c/o Morgan Stanley Investment Management Inc.	:
522 Fifth Avenue	:
New York, New York 10036	:
	:
(811-05348)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on October 29, 2018, and an amendment on November 20, 2018, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On November 30, 2018, a notice of filing of the application was issued (Investment Company Act Release No. 33310). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary